Exhibit 8.1

Vipshop Holdings Limited

List of Significant Consolidated Entities

Name	Jurisdiction of Incorporation
Significant Subsidiaries:
Vipshop International Holdings Limited	Hong Kong
Vipshop (China) Co., Ltd.	PRC
Vipshop (Zhaoqing) E-Commerce Co., Ltd.	PRC
Vipshop (Jianyang) E-Commerce Co., Ltd.	PRC
Vipshop (Tianjin) E-Commerce Co., Ltd.	PRC
Guangzhou Pinwei Software Co., Ltd.	PRC
Chongqing Pinwei E-commerce Co., Ltd	PRC
Vipshop (Guangzhou) Software Co., Ltd.	PRC
Significant Consolidated Variable Interest Entity:
Guangzhou Vipshop E-Commerce Co., Ltd.	PRC

*

Other consolidated variable interest entities of Vipshop Holdings Limited have been omitted from this list since, considered in the aggregate as a single entity, they would not constitute a significant subsidiary as of December 31, 2024.